MAIL STOP 3561

August 24, 2007

Mr. Richard A. Baker, Chief Executive Officer
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, New York 10577

> **Re: NRDC Acquisition Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-144871**
> **Filed on July 26, 2007**

Dear Mr. Baker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please also provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

2. Please describe the business and ownership of NRDC Equity Partners.

3. Please clarify the relationships among NRDC Real Estate Advisors, NRDC Equity Partners and National Realty & Development Corporation (the "NRDC entities").

4. Please provide the full legal names of all organizations identified as those with which the executive officers are affiliated, see, for example, page 2 (referring to "the corporate GPs of the Apollo real estate funds").

5. We note the right of first offer agreement among the sponsor, NRDC Equity Partners and the executive officers of the company. Among other things, the agreement requires the parties, subject to their respective pre-existing fiduciary obligations, to offer business opportunities to the company before any other entity, and to "cause companies or entities under their management or control" to do likewise. See page 3. Please identify the companies that are within the purview of the quoted language. It appears that the parties would have "pre-existing fiduciary obligations" with respect to all entities with which they were affiliated prior to the company's organization. Please confirm, if appropriate.

6. The prospectus suggests in various ways that the company will follow in the footsteps of the various NRDC entities. In this regard, we note, for example, the company's name, its sponsor, the affiliations of the executive officers with the NRDC entities, the right of first offer agreement, and the discussions in the business section under the respective captions, "NRDC Investment Approach" on pages 53-54 and "Assistance from Senior Managers of NRDC and Apollo" on pages 54-55. On page 54, the company states that, "We believe that the NRDC investment approach will be useful to us in identifying a potential business combination in industries that have traditionally relied on real estate assets such as [retail, lodging and leisure, industrial and healthcare/senior facilities]."

However, the company is not limited to any particular industry in its search for a target company(ies). The company generally has "virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses." See, for example, page 57. It therefore appears that all the disclosure concerning business methods of the NRDC entities, and such matters as "the opportunity to create or extract value from the real estate platform," see, for example, page 2, could prove superfluous. Please revise the prospectus throughout to make clear that the company's search for a target business(es) is not confined to the real estate industry or any ancillary activity. Revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail, since you are able to acquire companies outside of management's expertise. Provide relevant risk factors. Disclose in detail the factors the company would use to decide to invest in a business that is outside the expertise of its executive officers. Explain how these criteria would differ from those used to evaluate businesses that are within their expertise. The prospectus should state, among other things, whether the company will consider companies outside the real estate industry early in the process, if they are presented to it.

7. Further, we note the criteria for target companies set forth in the prospectus. See, for example, pages 2, 58. Although the company "may enter into a business combination with a target business that does not meet all of these criteria," the prospectus affirms that, "[we] will focus on established businesses with a record of sound operating results. It is not our intention to acquire a start-up company." There follow a number of other affirmative declarations, including:

    o   " … we will focus on businesses where we have the opportunity to create or extract value from the real estate platform."

    o   "We will concentrate on target businesses with an effective management team already in place."

    o   "We will look for businesses …. [that utilize] best business practices."

    o   "We will seek to acquire strong competitors in industries with appealing prospects for future growth and profitability."

    Elsewhere, however, the prospectus states that, "We may combine with a target business with a history of poor operating performance," see, for example, page 34, or "an operating business that is financially unstable or in the development stage," see page 56. Please revise the discussion of criteria for target companies, as appropriate throughout the prospectus, to make clear that the company may select a target company in any industry. As a related matter, ensure that the discussion is consistent with other discussions of the executive officers' or their affiliates' general approach to the selection of companies for investment.

8. The prospectus states that the company will proceed with a business combination only if, among other things, public stockholders owning no more than 30% (minus one share) of the shares sold in the offering exercise their conversion rights. Please provide clear disclosure throughout the prospectus that this percentage requirement differs from that of a traditional SPAC and add a risk factor. In addition, please add a risk factor to discuss the risks associated with this percentage requirement. Provide clear disclosure throughout that this requirement will make it easier for a business combination to be approved over dissenting stockholder votes.

9. The prospectus states in various places that the executive officers currently intend to be involved in management of the combined company. See, for example, page 29. Please ensure that this intention is reflected consistently throughout the prospectus. See, for example, page 43 (stating that role of officers and directors after initial business combination is uncertain); page 61 (stating that, while one or more

directors possibly may remain associated with the combined company, it is unlikely that any will devote full efforts to that company).

10. We note that the company may require stockholders that wish to convert their shares to tender their certificates to the company's transfer agent prior to the stockholder meeting or to deliver their shares to the transfer agent electronically. See, for example, page 12. We note also the discussion in the business section. Please revise the prospectus to address the following points:

- o Please explain the statement on page 63 that, "Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a "put" right surviving past the consummation of the business combination until the converting holder delivered his certificate."

- o Add to the Summary the disclosure in Business, that is: (i) contrast the procedures for conversion with those of traditional SPACs; (ii) explain the reason and need for these additional steps and the tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that the company will follow if a shareholder tenders his shares, the proposed combination is not approved and the company continues to search for a target company.

- o Revise your disclosure to indicate how long it will take the DWAC System to process a shareholder conversion request, and clarify whether shares will be considered tendered for conversion purposes based on a shareholder request to DWAC or upon delivery to the company.

- o Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum time period would be sufficient for an average investor to meet the steps required to exercise its conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

- o Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion. Also, include a statement indicating that any fee, to the extent it is passed through to the investor, may discourage conversions and make it more beneficial for shareholders to simply sell their shares in the market. With a view to disclosure, tell us why shareholders are not being requested to transfer shares to the transfer agent a reasonable time after the meeting and approval of the transaction, so that no extraneous expenses or steps would be necessary on the part of shareholders transferring shares in the event the business transaction is rejected.

- o We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise the Summary and Business to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do not occur. Please add a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

- o Revise to clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name."

11. We note the transfer restrictions upon various common shares held or to be held by the sponsor, that is, the initial common shares; the shares issuable upon exercise of the private placement warrants; and the shares included in, and issuable upon exercise of the warrants in, the co-investment units. Please state whether the transfer restrictions will apply to equity interests in the sponsor.

12. Please avoid jargon and/or promotional language in the prospectus. See, for example, page 2 ("real estate platform value," "extract value," "businesses with a positive culture that empowers its staff"); page 53 ("equity investment approach," "dynamic relationship," "holistic method of investment research," "enhancing, growing or repositioning the real estate underneath the operating business," "platform acquisitions"); page 54 ("value creation opportunities"); page 58 ("leveraging our experience and relationships within our executive officers and directors").

Prospectus Summary, page 2

13. We note that the company may enter into an initial business combination with a company located outside the United States. See, for example, page 34. Please provide this information in the summary.

14. On page 3, please explain the meaning of the term, "business broker."

The Offering, page 5

Co-investment units purchased through private placement, page 7

15. Please state the percentage ownership of issued and outstanding common stock of the company that the sponsor will hold after completion of the offering. See page 82.

16. Please explain the purpose of the co-investment. Describe the principal terms of any related agreements and file the agreements as exhibits. Lastly, please discuss the intended use of proceeds from such funding.

Summary Financial Data, page 16

17. Based on your disclosure on F-3, we note that there are approximately 62.8 million authorized and unissued shares. There appear to be outstanding commitments to issue shares of common stock which exceed this amount, as 57.5 million shares are being registered in the proposed offering, there is a commitment to issue an additional 5.0 million shares underlying the private placement warrants and there is a commitment to issue 5.0 million shares underlying the co-investment units. Accordingly, it would appear that the all of the warrants would be required to be classified as liabilities in accordance with paragraph 19 of EITF 00-19. Please revise your disclosures throughout the registration statement accordingly, or tell us why you believe that no revisions are required.

Risk Factors, page 18

Risks Relating to the Company and the Offering

18. Please refer to the twenty-sixth risk factor on page 30. Please revise the second sentence in the discussion, which appears to state that the sponsor and executive officers would lose their entire investment in the company, if they were to receive distributions with respect to shares that they had acquired before the offering.

Dilution, page 46

19. We note your disclosure on page 47 of the proceeds held in trust account subject to conversion to cash of $59,999,992. This appears to be a typographical error. It appears this amount should be $56,999,992 ($7.60 per share price times 7,499,999

shares) as you have already reduced the numerator for the full amount of deferred underwriting costs. Please advise or revise.

Proposed Business, page 52

Assistance from Senior Managers of NRDC and Apollo, page 54

20. Please explain the basis on which Messrs. Casale, Pall, Watros and Earle will provide assistance to the company. It also appears that Mr. Casale is an officer of NRDC Capital Management, LLC. See, for example, Exhibit 10.10, NRDC Acquisition Corp. Subscription Agreement (signature page). Please add this information to page 54.

Certain Relationships and Related Transactions, page 78

21. Please explain the statement that, "Our sponsor will not receive any additional carried interest (in the form of additional units, common stock, warrants or otherwise) in connection with the co-investment."

22. As a related matter, please explain the following statements on pages 9 and 78:

> In the event that the co-investment units are not purchased immediately prior to our consummation of our initial business combination, each person that has a co-investment obligation has agreed to forfeit all of the shares and private placement warrants that such person purchased from us prior to the completion of this offering.

Conflicts of Interest, page 79

23. The prospectus states that the executive officers and directors of the company have agreed not to become affiliated with any other blank check companies until the company's initial business combination or liquidation. Please state whether these agreed-upon terms are in a binding written agreement and, if so, please describe the principal terms of the agreement and file it as an exhibit.

Underwriting, page 98

24. We note the contingent nature of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been

sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

25. We note your disclosure that, "[i]f all the units that the underwriters have committed to purchase from us are not sold at the initial public offering price, the underwriters may change the public offering price and the concession and discount to broker/dealers." Please explain this statement in your disclosure as appropriate. Please tell us the basis for this statement and explain the actions you will take to effect these changes.

Financial Statements

General

26. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

* * * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Jack I. Kantrowitz, Esq.
       Samir A. Gandhi, Esq.
       Fax: (212) 839-5599